July 23, 2015

Laura Hatch

US Securities & Exchange Commission

100 F Street, NE

Washington, DC  20549

RE:

Accounting Review

Forester Funds, Inc.

Dear Ms. Hatch:

Following are our responses to your comments from your accounting review of Forester Funds, Inc.

1.

The fidelity bond should be filed every year as a Form 40-17G filing.  The last 40-17G filing was 8/28/13 for the bond expired 9/9/14.

ACTION: The fidelity bond in effect 9/9/14 – 9/9/15 was filed with the SEC 7/10/15.  The fidelity bond procedure was adjusted to ensure the 40-17G filing is completed every year going forward.

2.

In the Discovery Fund Annual Report filed 3/31/15, there is a pie chart that shows the sector breakdown of the holdings.  Since it is a global fund, the agency wonders if it would be helpful to also show a pie chart of country or region exposure.

ACTION: In general, the country in which the companies are domiciled is not representative of the markets in which they operate.  For example, HSBC is domiciled in London, but most of their exposure is in Asia.  Also, many of the holdings are large, globally diversified companies, which have significant exposure outside their domiciled country.  Therefore, we believe it would not be helpful to present the geographical mix of companies owned in the portfolio.

3.

In Note 4 of the Discovery Fund’s annual report it states that under the Advisory Agreement, the Advisor receives a monthly fee at the annual rate of 1.35%.  The Advisory Agreement states that the Advisory fee includes 1.00% for advisory services and 0.35% for other operating expenses.  The Agency asks whether the annual report should break out the two types of expenses.

ACTION: For the Discovery Fund’s 9/30/15 semi-annual report, the Note 4 language will be revised to separate the 1.00% advisory fee and the 0.35% fee for other operating expenses, similar to the language in the Forester Value Fund annual report.

4.

Further to Note 4, the Agency asks whether it would be helpful to separate Advisory Fees from Administration Fees In the Discovery Fund’s annual report in the Statement of Operations.

ACTION: For the Forester Discovery Fund’s 9/30/15 semi-annual report in the Statement of Operations, we will separate Advisory Fees from Administration Fees.

Best regards,

Forester Funds, Inc.

/s/ Thomas Forester

Thomas Forester

President

On behalf of the Funds, Thomas Forester, President of the Funds, acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Funds thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing.  Moreover, the Funds will not assert the affirmative action by the Commission to declare the Funds’ registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.